UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November, 2013

Commission File Number: 000-24876

TELUS CORPORATION

(translation of registrant’s name into English)

5th Floor, 3777 Kingsway

Burnaby, British Columbia V5H 3Z7

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

INCORPORATION BY REFERENCE

This report on Form 6-K and the exhibit hereto are specifically incorporated by reference into the registration statement on Form F-10 (File No. 333-176788) and registration statement on Form F-3 (File No. 333-186874) of TELUS Corporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELUS CORPORATION

	By:	/s/ Monique Mercier
Date: November 22, 2013	Name:	Monique Mercier
	Title:	Executive Vice-President, Chief Legal Officer and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description of Document

99.1	Agency Agreement, dated November 21, 2013, among TELUS Corporation and the several agents named therein

3